

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2022

Phillip Greenwood
Chief Executive Officer
Careerlink Holdings, Inc.
1907 Harney St., Suite 160
Omaha, NE 68102

   Re: Careerlink Holdings, Inc.
    Amendment No. 2 to
    Offering Statement on Form 1-A
    Filed November 22, 2022
    File No. 024-11997

Dear Phillip Greenwood:

  We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Form 1-A

Cover Page

1. You state that Careerlink "intends to trade on the OTC at some point in the future and potentially the NASDAQ." Please disclose whether quotation on the OTC or listing on the Nasdaq is a condition to this offering. If not, please disclose that there is a risk that you may not ever be quoted on the OTC or approved for listing on Nasdaq.

     Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jonathan Leinwand